Exhibit 99.1

News Release

YAMANA PROVIDES NOTICE OF FIRST QUARTER 2012 FINANCIAL RESULTS AND ANNUAL MEETING OF SHAREHOLDERS

TORONTO, ONTARIO, April 10, 2012 - YAMANA GOLD INC. (TSX:YRI; NYSE:AUY; LSE:YAU) today announced that its first quarter 2012 results will be released after market close on May 1, 2012 followed by a conference call and webcast on May 2, 2012 at 8:30 a.m. ET. Additionally, the Company will host its annual meeting of shareholders on May 2, 2012 at 11:00 a.m. ET.

Q1 Conference Call Information:

Toll Free North America: Toronto Local and International: Webcast:	1-866-226-1792 416-340-2216 www.yamana.com

Q1 Conference Call REPLAY:

Toll Free Replay Call North America: Toronto Local and International:	1-800-408-3053 Passcode 7125300 905-694-9451 Passcode 7125300

The conference call replay will be available from 2:00 p.m. ET on May 2, 2012 until 11:59 p.m. ET on May 16, 2012.

Annual Meeting of Shareholders

The Annual Meeting of Shareholders will take place on Wednesday May 2, 2012 at 11:00 a.m. ET at the Design Exchange, 234 Bay Street, Toronto Dominion Center, Toronto, Ontario, Canada.

For those unable to attend the meeting in person, a live video and audio webcast including slide presentation can be accessed from Yamana’s website.

Via Webcast

Live Video and Audio webcast:                                        www.yamana.com

For further information on the conference call or webcast, please contact the Investor Relations Department or visit our website, www.yamana.com

About Yamana
Yamana is a Canadian-based gold producer with significant gold production, gold development stage properties, exploration properties, and land positions in Brazil, Argentina, Chile, Mexico and Colombia. Yamana plans to continue to build on this base through existing operating mine expansions, throughput increases, development of new mines, advancement of its exploration properties and by targeting other gold consolidation opportunities with a primary focus in the Americas.

FOR FURTHER INFORMATION PLEASE CONTACT:
Lisa Doddridge
Vice President, Corporate Communications and Investor Relations
416-945-7362
1-888-809-0925
Email:  lisa.doddridge@yamana.com